Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 11 - 2011

May 12, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS FIRST QUARTER 2011 RESULTS

Aurizon reports unaudited financial results for the first quarter of 2011, which have been prepared on the basis of available information up to May 10, 2011. All dollar amounts are in Canadian dollars unless otherwise stated. Our results are now being prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

First Quarter 2011 Highlights and Significant Items

▪

Gross profit of $18.0 million, 43% higher than $12.6 million in same quarter of 2010.

▪

Cash flow from operations of $14.5 million, 58% higher than $9.2 million in same quarter of 2010.

▪

Operating profit margin per ounce(1) increased 63% to US$771, due to higher realized gold prices.

▪

Gold production of 31,976 ounces.

▪

Profit of $2.4 million, or $0.02 per share, matching same period of 2010.

▪

Working capital of $152 million, including cash of $143 million.

▪

Establishment of US$50 million revolving credit facility.

“We continued to generate strong cash flow, fund aggressive exploration programs, and improve our financial capacity in the first quarter despite operational issues at Casa Berardi.” said David Hall, President and Chief Executive Officer. “As previously indicated the Casa Berardi mine plan had projected that the first quarter would be the weakest in terms of throughput, grade and ounces produced. We anticipate that operational and financial performance will strengthen going forward, particularly in the second half of the year. We have been very active on exploration at Casa Berardi, Joanna, Marban and Fayolle with encouraging results. We look forward to commencing our summer exploration programs at Rex South, Opinaca, Wildcat and Duverny during the second quarter of this year.”

FINANCIAL RESULTS

Financial review of the first quarter 2011

Profit of $2.4 million, or $0.02 per share, was achieved in the first quarter of 2011, matching profit of $2.4 million, or $0.02 per share, in the same period of 2010.  Results were positively impacted by rising operating profit margins and offset by the significant increase in exploration activities at Aurizon’s exploration properties, together with continued exploration and feasibility work at Joanna.  In addition, the comparative first quarter results in 2010 were positively impacted by non-cash derivative gains totalling $3.4 million.

Revenue from Casa Berardi operations increased 19% to $47.2 million in the first quarter of 2011 from the sale of 34,306 ounces of gold, compared to $39.8 million from the sale of 34,423 ounces of gold in the same quarter of 2010.  Net of realized derivative losses, revenues in the first quarter of 2010 were $36.3 million.  The average realized gold price was US$1,392 per ounce and the average Cad/US exchange rate was 0.98, compared to realized prices of US$1,010 per ounce at an average exchange rate of 1.04 in the same quarter of 2010.

During the first quarter of 2011, 100% of gold sales were made at current market prices.  In the same quarter of 2010, 68% of the gold sales were delivered against gold call options at an average price of US$903 per ounce. The

1 See “Non-GAAP” measures on page 6.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 2

average London p.m. gold fix for the first quarter of 2011 was US$1,384 per ounce compared to US$1,109 per ounce for the same period of 2010.

Cost of sales for the first quarter of 2011, comprising operating costs and depreciation and amortization of $21.2 million and $8.0 million respectively totalled $29.2 million.  On a unit cost basis (1), total cash costs per ounce of gold sold were US$621 and depreciation and amortization was US$238 per ounce, for a total production cost of US$859 per ounce.

Gross profit of $18.0 million in the first quarter of 2011 increased significantly from $12.6 million for the same period of 2010.  Rising gold prices and the elimination of gold deliveries into call options at below market spot prices in the first quarter of 2011 allowed operating profit margins(2) to increase to US$771 per ounce compared to US$472 per ounce in the same quarter of 2010.

Exploration expenditures in the first quarter of 2011 rose to $7.1 million from $2.0 million in the same period of 2010. This is attributable to the seven new exploration properties acquired in 2010 together with continued exploration and feasibility work at Joanna.

General and administrative costs in the first quarter of 2011 totalled $6.1 million compared to $5.2 million for the same period of 2010.  Included in these costs are non-cash stock based compensation charges totalling $1.4 million compared to $3.0 million in the same period of 2010.  Also included in the first quarter 2011 administrative and general costs is a charge of $1.6 million representing the fair value of estimated employee incentive payments to be paid out in the future.

Income and resource taxes totalled $2.5 million down from $3.5 million for the same period of 2010 as a result of lower federal tax rates and fewer non-deductible costs in the first quarter of 2011.  In addition, in the first quarter of 2010, certain gold sales were delivered against call options at below market spot prices, whereas the provincial resource tax is assessed using market commodity prices, thereby resulting in a higher effective tax rate for that period.

Cash flow from operating activities increased in the first quarter of 2011 to $14.5 million, compared to cash flow of $9.2 million in the same period of 2010.  The increase in cash flow from a year ago is principally due to higher realized gold prices, partially mitigated by higher exploration expenditures.

Investing activities totalled $11.0 million in the first quarter of 2011 compared to $8.9 million for the same period of 2010.  Capital expenditures at Casa Berardi totalled $10.3 million in the first quarter of 2011, of which $7.0 million was on sustaining capital and development, and $3.3 million was on exploration activity.

Financing activities during the first quarter of 2011 included the establishment of a US$50 million revolving credit facility.  The costs associated with establishing this facility were $0.5 million.  In addition, $0.4 million was realized from incentive stock option exercises, resulting in a net cash outflow of $0.1 million in the first quarter 2011.

Balance Sheet

As at March 31, 2011, cash and cash equivalents increased to $142.8 million, compared to $139.3 million as at December 31, 2010.  Working capital remained unchanged at $152 million.

Credit Facility

On January 31, 2011, Aurizon established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.  The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility.

1 See “Non-GAAP” measures on page 6.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 3

Casa Berardi

Summary of Key Operational Statistics
	2011	2010
	Q1	Q1	Q2	Q3	Q4
Operating results
Tonnes milled	161,036	178,648	182,487	169,913	191,697
Grade - grams/tonne	6.85	6.79	7.20	6.15	6.86
Mill recoveries - %	90.2%	90.2%	91.2%	89.1%	88.6%
Gold production - ozs	31,976	35,188	38,527	29,905	37,496
Gold sold - ozs	34,306	34,423	39,964	30,755	34,808
Per ounce data - US$(1)
Average realized gold price (i)	$1,392	$1,010	$1,082	$1,119	$1,376
Total cash costs (ii)	$621	$538	$504	$604	$531
Amortization (iii)	238	228	240	254	263
Total production costs (iv)	$859	$766	$744	$858	$794

Table footnotes:

(i)

Realized gold prices net of realized derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation and amortization charges.

(iv)

Total cash costs plus depreciation and amortization charges.

Gold production from the Casa Berardi mine in the first quarter of 2011 totalled 31,976 ounces, 12% lower than plan and 9% lower than the first quarter 2010 production of 35,188 ounces.  Changes to the mining sequence were required in the first quarter of 2011 due to ground conditions, particularly in one stope in the eastern sector of Zone 113.  This impacted both ore throughput and ore grades.  Additionally, underground mining equipment downtime impacted productivities in the first quarter of 2011.  The 2011 capital budget provided for equipment replacements, which are scheduled to be delivered over the course of the year.

Lower daily ore throughput of 1,789 tonnes per day in the first quarter 2011 compared to 1,985 tonnes per day in the same quarter of 2010 was the principal factor for the lower gold production in 2011, as ore grades and metallurgical recoveries were similar in both quarters.  Unit operating costs(3) on a Canadian dollar per tonne basis in the first quarter of 2011 were 4% higher than plan at $129 per tonne, as a result of changes to the mining sequence and lower equipment availability impacting ore throughput.  Unit operating costs(3) in the same quarter of 2010 were $108 per tonne.

The anticipated higher unit operating costs on a per tonne basis in 2011, together with a strong Canadian dollar, resulted in total cash costs of US$621 per ounce in the first quarter of 2011, compared to US$538 in the same quarter of 2010.  A combination of a 19% increase in unit operating costs together with a 5% strengthening of the Canadian dollar resulted in the higher total cash costs per ounce compared to the same quarter of 2010.

1 See “Non-GAAP” measures on page 6.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 4

Rising gold prices and the elimination of deliveries against call options at below market spot prices which were required in the first quarter of 2010 has allowed operating profit margins(1) to increase to US$771 per ounce compared to US$472 per ounce in the same quarter of 2010.

Higher ore throughput and grades are anticipated for the balance of 2011, which is expected to result in lower total cash costs per ounce than those realized in the first quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level.  Shaft deepening is expected to commence in the second quarter and be completed toward the end of 2012.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level. The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $32 million of which $13.6 million is budgeted for 2011.

Casa Berardi Exploration

Three surface rigs and eight to nine underground drill rigs were active at Casa Berardi during the quarter.  The surface drill rigs were primarily active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120.

OTHER PROPERTIES

Joanna Gold Development Property

Metallurgical test-work continued during the first quarter to evaluate and optimize alternate metallurgical processes to treat the Hosco ore with final results expected in the second quarter.

Four to five drill rigs were active in the first quarter completing 24,100 metres of drilling in proximity to the proposed Hosco pit and the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit. The drilling in the first quarter was split between the two targets in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.

Fayolle Property

Three to four drill rigs were active in the first quarter completing 16,600 metres of drilling that was divided between continued exploration of the Fayolle deposit defining the size and geometry of the deposit on a 25 - 50 metre drill spacing and exploration of similar geological targets within the 2 kilometre long gold bearing structure that crosses the property.

Marban Property

Two to three drill rigs were active in the first quarter completing 15,100 metres of drilling focusing on the lateral and depth extensions of the existing mineral resources.  The drilling to date has validated the geological and structural model of the deposit; established lateral and vertical continuity to the mineralized shear zones; and demonstrated the potential for both bulk tonnage and narrower higher-grade ore shoots.

1 See “Non-GAAP” measures on page 6.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 5

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

OUTLOOK

Based upon lower than expected gold production in the first quarter of 2011 and a review of the mine plan which anticipates higher ore throughput for the balance of the year and higher ore grades in the second half of the year, Casa Berardi production guidance has been adjusted to approximately 165,000 ounces compared to the previously announced guidance of 165,000 to 170,000 ounces. The continued strength of the Canadian dollar together with the higher total cash costs in the first quarter, has also resulted in a revision to the forecast total cash costs in U.S. dollar terms of US$525 per ounce for the full year, assuming a Canadian dollar exchange rate of 0.96 against the U.S. dollar for the balance of the year.  This compares to previously forecasted total cash costs of US$495 per ounce using a Cad/US$ exchange rate at parity.

Onsite mining, milling and administration costs for 2011 are expected to decrease from the $129 per tonne experienced in the first quarter and average $117 per tonne, unchanged from previous guidance, and up 8% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011 ($7.0 million incurred in first quarter 2011), of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 ($3.3 million incurred in first quarter 2011) which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Feasibility study work on Joanna’s Hosco open pit deposit continues with completion of the study anticipated during the third quarter 2011.  Results from the step out drill program, performed in 2010 and the first quarter of 2011, in the area of the Hosco pit, will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.  The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will be completed in the second quarter of 2011.  The Company has budgeted $5.4 million for feasibility study activities in 2011, of which $1.7 million was incurred in first quarter 2011, and expects the majority of these costs to be expensed.

In addition, an initial $3.7 million exploration program ($3.3 million incurred in first quarter 2011), comprising 26,000 metres of surface drilling, will concentrate on increasing mineral resources in the area of the proposed Hosco pit and the Heva deposit. The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Aggressive exploration programs are also planned at the Company’s other Quebec properties totalling $17.1 million (before tax credits) for the remaining nine months of 2011.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 6

NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For the first quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $8.0 million and silver revenues of $0.2 million compared to $7.9 million and $0.2 million, respectively for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.  For the first quarter of 2011, operating costs were increased by inventory adjustments of $0.6 million compared to inventory adjustments of $0.1 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the first quarter of 2011, the average realized gold price was US$1,392 less total cash costs of US$621 for an operating profit margin of US$771, compared to an average realized gold price of US$1,010 less total cash costs of US$538 for an operating profit margin of US$472 in the same quarter of 2010.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 7

OUTSTANDING SHARE DATA

As of May 10, 2011, Aurizon had 162,282,952 common shares issued and outstanding.  In addition, 9,430,350 incentive stock options representing 5.8% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.11 per share.

Common Shares (TSX - ARZ & NYSE Amex - AZK)
	March 31,	December 31,
	2011	2010
Issued	162,271,702	162,145,702
Fully-diluted	171,815,302	171,815,302
Weighted average	162,260,681	160,249,688

CONFERENCE CALL AND WEBCAST

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, May 12, 2011 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon110512.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, May 19, 2011.

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 8

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall	1050 - 3400 De Maisonneuve Blvd West
Executive Vice President & CFO: Ian S. Walton	Montreal, QC H3Z 3B8
Email: info@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 9

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	March 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents	$ 142,799	$ 139,341	$ 113,098
Marketable securities	1,098	1,129	-
Inventories	10,886	12,085	11,897
Accounts receivable and other receivables	9,510	7,258	4,825
Derivative instrument assets	-	-	5,274
Tax credits receivable	10,676	12,398	2,587
Total current assets	174,969	172,211	137,681
Non-current assets
Property, plant and equipment	155,447	152,012	163,976
Mineral properties	4,250	4,220	2,362
Deferred finance costs	450	-	-
Other assets	10,563	8,100	14,551
Total non-current assets	170,710	164,332	180,889
TOTAL ASSETS	$ 345,679	$ 336,543	$ 318,570

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 22,302	$ 18,905	$ 16,451
Derivative instrument liabilities	-	-	13,885
Current tax liabilities	-	-	3,752
Current portion of long-term obligations	337	756	652
Total current liabilities	22,639	19,661	34,740
Non-current liabilities
Long-term obligations	-	-	705
Provisions	14,795	13,114	23,255
Deferred tax liabilities	35,649	35,378	28,150
Total non-current liabilities	50,444	48,492	52,110
Total liabilities	73,083	68,153	86,850

EQUITY
Shareholders’ equity
Issued capital	270,244	269,677	253,874
Contributed surplus	1,022	1,022	979
Stock based compensation	14,943	13,719	10,514
Deficit and accumulated other comprehensive income	(13,613)	(16,028)	(33,647)
Total shareholders’ equity	272,596	268,390	231,720

TOTAL LIABILITIES AND EQUITY	$ 345,679	$ 336,543	$ 318,570

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 10

Interim Statements of Comprehensive Income

	Three months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	March 31, 2011	March 31, 2010

Revenue	$ 47,212	$ 39,831
Less cost of sales	(29,228)	(27,274)
Gross profit	17,984	12,557

Less:
Exploration costs	7,104	1,969
General and administration costs	6,086	5,175
Other net losses/ (gains)	36	(735)
Operating profit	4,758	6,148

Add:
Finance income	339	89
Finance costs	(200)	(366)
Profit before income tax	4,897	5,871

Less:
Income tax expense	2,451	3,479
PROFIT FOR THE PERIOD	$ 2,446	$ 2,392

Other comprehensive income
Unrealized loss on marketable securities	(31)	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$ 2,415	$ 2,392

Weighted average number of common shares outstanding - Basic	162,260,681	159,143,836
Earnings per share - Basic	0.02	0.02
Weighted average number of common shares outstanding - Diluted	164,935,845	160,662,220
Earnings per share - Diluted	0.02	0.02

News Release - May 12, 2011	Aurizon Reports First Quarter 2011 Results	Page | 11

 Interim Statements of Cash Flows

	Three months ended
(Unaudited, expressed in thousands of Canadian dollars)	March 31, 2011	March 31, 2010

Cash flows from operating activities
Net income for the period	$ 2,446	$ 2,392
Adjustment for non-cash items:
Depreciation and depletion	8,036	7,891
Stock-based compensation	1,398	2,861
Unrealized derivative gains	-	(3,363)
Future income tax expense	271	2,637
Other	2,071	314
	14,222	12,732
Decrease (increase) in non-cash working capital items	314	(3,566)
Net cash provided by operating activities	14,536	9,166

Cash flows from investing activities
Property, plant and equipment	(2,811)	(1,583)
Mineral properties	(7,765)	(7,263)
Reclamation deposits	(418)	-
Net cash used in investing activities	(10,994)	(8,846)

Cash flows from financing activities
Issuance of shares	393	422
Deferred finance costs	(477)	-
Long-term obligations	-	(20)
Net cash (used in) provided by financing activities	(84)	402

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,458	722
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	139,341	113,098
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 142,799	$ 113,820